February 16, 2016

VIA EDGAR SUBMISSION Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Valeant Pharmaceuticals International, Inc.
Form 8-K
Furnished October 19, 2015
File No. 001-14956

Dear Mr. Rosenberg:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant” or the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated February 1, 2016 (the “Comment Letter”) relating to the Form 8-K furnished by Valeant on October 19, 2015 (File No. 001-14956) (the “Form 8-K”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.

1.  We acknowledge your response to prior comment 1. In your earnings release for the third quarter of 2015, you explain that your non-GAAP measures provide investors with a meaningful, consistent comparison of your "core" operating results. Please revise this explanation in future earnings releases to remove any reference to your core operating results given that your non-GAAP adjustments associated with your acquisitions appear to be directly attributable to your operations which consist of large, frequent acquisitions. Also, clearly explain how management uses each non-GAAP measure and why you believe each is useful to investors.

Valeant has advised us that it will revise its future earnings releases in accordance with the Staff’s Comment.

2.  Item 10(e)(1)(i)(D) of Regulation S-K requires that you disclose whether you use your non-GAAP performance measure and revenue targets in determining cash bonuses for your executive officers. Please confirm that you will do so in future disclosures of your non-GAAP measures or advise.

Valeant has advised us that it will revise its future earnings releases in accordance with the Staff’s Comment.

3.  We acknowledge your response to prior comment 6. It appears the income tax adjustment may not capture the full tax consequences of excluding large amounts of expenses over time. In other words, the tax expense used in arriving at "adjusted net income attributable to Valeant" remains low due to the tax benefits associated with the excluded expenses. If that is the case, please explain why the expenses, excluded as irrelevant to your non-GAAP results, are relevant for taxes on those results. If the tax adjustment does reflect the full tax consequences of the expenses excluded over time, please explain how. To the extent you believe it might be helpful to our understanding of your pre-tax non-GAAP adjustments, please provide quantified information for:
•	The deferred tax impact of each adjustment; and
•	The amounts of any deductions and the income tax benefits you include in your non-GAAP performance measure.

Valeant respectfully acknowledges the Staff's response.  As noted in its response dated December 18, 2015, Valeant has advised us that the total US GAAP tax expense reported for the respective three and nine month periods at September 30, 2015 was determined by applying the Company’s estimated annual effective tax rate to pre-tax income for each of the respective periods in accordance with ASC 740-270.  As also noted in its response, Valeant’s intention with the disclosures on Tables 2, 2a and 2b is to provide the reader the actual amount of taxes Valeant has to pay in cash to government agencies based on the US GAAP results in the periods reported (which Valeant refers to as “cash taxes”).  Thus, cash taxes for the respective period may not directly correlate to the US GAAP pre-tax earnings for the period or to the non-GAAP adjustments reflected in the Tables presented.

The total tax adjustment was provided by Valeant as a single item in Tables 2, 2a and 2b pursuant to the guidance contained in the response to Question 102.11 of the Compliance & Disclosure Interpretations associated with Non-GAAP Financial Measures (the “Interpretations”).  Valeant has advised us that while it discusses the nature of the tax effects of the pre-tax items in the footnotes to the non-GAAP results in accordance with the Interpretations, it also will provide a clearer disclosure of how the adjustments impact the reported amount of cash tax expense in future earnings releases.

Valeant has advised us that given the various components of income and the varying tax rates in the jurisdictions in which it operates, it is difficult to provide the actual tax effects of specific non-GAAP adjustments, especially within an interim period.  However, the amounts principally impact cash tax expense as follows: 1) adjustments for expenses that impact temporary differences and which increase cash tax expense (e.g., inventory and property, plant and equipment (“PP&E”) adjustments, changes in contingent consideration, in-process research and development (“IPR&D”), amortization of long-lived assets and dispositions of assets); 2)

adjustments for amounts that generate current tax deductions and which decrease cash tax expense (e.g., stock based compensation and restructuring and integration charges); 3) adjustments for amounts which have no impact on cash tax expense given large net operating loss (“NOL”) positions (e.g., amortization of debt financing costs and loss on extinguishment of debt); and 4) the use of NOLs to reduce taxable profits in the period and which reduces cash tax expense.  In addition, as previously noted, settlements of uncertain tax positions may also impact cash tax expense.

Valeant has advised us that in response to the Staff’s comments, in future filings, the Company will modify the footnote included with the non-GAAP adjustments to clearly state that the adjustment to the provision for income taxes is the difference between its U.S. GAAP provision for income taxes for the period and the expected actual cash tax expense and provide guidance as to the impact that such adjustments have on cash tax expense.

The Company has informed us that it acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *

If you have any questions with respect to the foregoing, please contact me at (212) 735-3207 or Steve Arcano at (212) 735-3542.

Very truly yours,

/s/ Marie Gibson
Marie Gibson

cc:	Robert Chai-Onn, Esq.

3